                                                                    EXHIBIT 99.4

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Roadway Express, Inc. and Subsidiaries
A wholly owned subsidiary of Roadway LLC

The period December 12, 2003 to December 31, 2003;
with Report of Independent Auditors

                         Report of Independent Auditors

To the Board of Directors of Yellow Roadway Corporation:

We have audited the accompanying consolidated balance sheet of Roadway Express, Inc. and Subsidiaries as of December 31, 2003, and the related consolidated statements of operations, cash flows, parent company investment, and comprehensive income for the period December 12, 2003 through December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Roadway Express, Inc. and Subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the period December 12 through December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP
---------------

Kansas City, Missouri
February 20, 2004

                           CONSOLIDATED BALANCE SHEET
                     Roadway Express, Inc. and Subsidiaries
                    A wholly owned subsidiary of Roadway LLC
                             As of December 31, 2003

(in thousands)
--------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                             $    24,552
  Accounts receivable, less allowance of $4,793             349,016
  Fuel and operating supplies                                 3,785
  Deferred income taxes, net                                 12,199
  Prepaid expenses                                           11,333
                                                        -----------
    Total current assets                                    400,885
                                                        -----------
PROPERTY AND EQUIPMENT
  Land                                                      239,344
  Structures                                                344,330
  Revenue equipment                                          97,273
  Technology equipment and software                          20,572
  Other                                                      48,745
                                                        -----------
                                                            750,264
  Less - accumulated depreciation                            (2,763)
                                                        -----------
    Net property and equipment                              747,501

Goodwill                                                    474,513
Intangibles                                                 371,081
Other assets                                                  8,441
                                                        -----------
    Total assets                                        $ 2,002,421
                                                        -----------

LIABILITIES AND PARENT COMPANY INVESTMENT
CURRENT LIABILITIES
  Checks outstanding in excess of bank balances         $    30,992
  Accounts payable                                           77,433
  Advances payable to parent and affiliates                 115,202
  Wages, vacations and employees' benefits                  173,298
  Claims and insurance accruals                              49,090
  Other current and accrued liabilities                      61,476
                                                        -----------
    Total current liabilities                               507,491
                                                        -----------
OTHER LIABILITIES
  Note payable to affiliate                                 500,000
  Deferred income taxes, net                                186,280
  Claims and other liabilities                              318,958
  Commitments and contingencies
PARENT COMPANY INVESTMENT
  Capital surplus                                           496,044
  Retained earnings                                          (5,454)
  Accumulated other comprehensive loss                         (898)
                                                        -----------
    Total parent company investment                         489,692
                                                        -----------
    Total liabilities and parent company investment     $ 2,002,421
                                                        ===========

The notes to consolidated financial statements are an integral part of these statements.

                      STATEMENT OF CONSOLIDATED OPERATIONS
                     Roadway Express, Inc. and Subsidiaries
                    A wholly owned subsidiary of Roadway LLC
                 For the period December 12 to December 31, 2003

(in thousands)
--------------
OPERATING REVENUE                             $  131,249
                                              ----------

OPERATING EXPENSES:
  Salaries, wages and employees' benefits         86,192
  Operating expenses and supplies                 21,315
  Operating taxes and licenses                     4,068
  Claims and insurance                             3,573
  Depreciation and amortization                    3,454
  Purchased transportation                        18,730
  Gains on property disposals, net                    (8)
                                              ----------
    Total operating expenses                     137,324
                                              ----------
      Operating loss                              (6,075)
                                              ----------

NONOPERATING (INCOME) EXPENSES:
  Related party interest expense                   2,188
  Interest income                                    (16)
  Other                                              187
                                              ----------
    Nonoperating expenses, net                     2,359
                                              ----------

LOSS BEFORE INCOME TAXES                          (8,434)
INCOME TAX BENEFIT                                (2,980)
                                              ----------
NET LOSS                                      $   (5,454)
                                              ==========

The notes to consolidated financial statements are an integral part of these statements.

                      STATEMENT OF CONSOLIDATED CASH FLOWS
                     Roadway Express, Inc. and Subsidiaries
                    A wholly owned subsidiary of Roadway LLC
                 For the period December 12 to December 31, 2003

(in thousands)
--------------
OPERATING ACTIVITIES:
Net loss                                             $  (5,454)
Noncash items included in net loss:
  Depreciation and amortization                          3,454
  Gain on property disposals, net                           (8)
Changes in assets and liabilities, net:
  Accounts receivable                                   19,467
  Accounts payable                                     (11,371)
  Other working capital items                          (14,939)
  Claims and other                                      (1,910)
  Other                                                   (804)
                                                     ---------
  Net cash used in operating activities                (11,565)
                                                     ---------

INVESTING ACTIVITIES:
Acquisition of property and equipment                   (2,399)
Proceeds from disposal of property and equipment         1,183
                                                     ---------
  Net cash used in investing activities                 (1,216)
                                                     ---------

FINANCING ACTIVITIES:
Advances payable to parent, net                        (22,943)
                                                     ---------
  Net cash used in financing activities                (22,943)
                                                     ---------

NET DECREASE IN CASH AND CASH EQUIVALENTS              (35,724)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD          60,276
                                                     ---------

CASH AND CASH EQUIVALENTS, END OF YEAR               $  24,552
                                                     ---------
SUPPLEMENTAL CASH FLOW INFORMATION:
Income taxes received, net                           $     (28)
Interest paid                                                -
                                                     =========

The notes to consolidated financial statements are an integral part of these statements.

                     STATEMENT OF PARENT COMPANY INVESTMENT
                     Roadway Express, Inc. and Subsidiaries
                    A wholly owned subsidiary of Roadway LLC
                 For the period December 12 to December 31, 2003

(in thousands)
--------------
Balance at December 12, 2003 (allocated purchase price)   $  496,044
Net loss                                                      (5,454)
Change in foreign currency translation adjustment               (898)
                                                          ----------
  Balance at December 31, 2003                            $  489,692
                                                          ==========

The notes to consolidated financial statements are an integral part of these statements.

                        STATEMENT OF COMPREHENSIVE INCOME
                     Roadway Express, Inc. and Subsidiaries
                    A wholly owned subsidiary of Roadway LLC
                 For the period December 12 to December 31, 2003

(in thousands)
--------------
Net loss                                                  $   (5,454)
Changes in foreign currency translation adjustment              (898)
                                                          ----------
  Comprehensive loss                                      $   (6,352)
                                                          ==========

The notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Roadway Express, Inc. and Subsidiaries
A wholly owned subsidiary of Roadway LLC

DESCRIPTION OF BUSINESS

Roadway Express, Inc. and subsidiaries (also referred to as "Roadway Express" "the Company," "we" or "our"), a wholly owned subsidiary of Roadway LLC, which is wholly owned by Yellow Roadway Corporation ("Yellow Roadway"), is a leading transportation services provider that offers a full range of regional, national and international services for the movement of industrial, commercial and retail goods, primarily through decentralized management and customer facing organizations. Approximately 30 percent of Roadway Express shipments are completed in two days or less. Roadway Express owns 100 percent of Reimer Express Lines Ltd. located in Canada that specializes in shipments into, across and out of Canada. Roadway Express has no reportable operating segments as management evaluates operating performance and allocates resources based on Roadway Express consolidated results.

On December 11, 2003, Yellow Corporation completed the acquisition of Roadway Corporation. The combined company was renamed Yellow Roadway Corporation. Roadway Corporation was merged with and into Roadway LLC, a newly formed limited liability company and a wholly owned subsidiary of Yellow Roadway. Consideration for the acquisition included $494 million in cash and 18.0 million shares of Yellow Roadway common stock. Roadway LLC principal subsidiaries include Roadway Express and Roadway Next Day Corporation.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations ("Statement No. 141"), the acquisition was accounted for under purchase accounting. As a result, our Statements of Consolidated Operations and Statements of Consolidated Cash Flows include our results from the date of acquisition through December 31, 2003. Our Consolidated Balance Sheet as of December 31, 2003 includes our tangible and intangible assets and liabilities after valuing them at their fair values. In addition, Roadway Express adopted the significant accounting policies of Yellow Roadway Corporation and utilized independent third party appraisers to revalue significant assets and liabilities to fair market value, therefore these financial statements are not comparable to prior periods.

PRINCIPLES OF CONSOLIDATION AND SUMMARY OF ACCOUNTING POLICIES

The accompanying consolidated financial statements include the accounts of Roadway Express, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Management makes estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from those estimates.

Accounting policies refer to specific accounting principles and the methods of applying those principles to fairly present our financial position and results of operations in accordance with generally accepted accounting principles. The policies discussed below include those that management has determined to be the most appropriate in preparing our financial statements and are not discussed in a separate note.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include demand deposits and highly liquid investments purchased with maturities of three months or less.

CONCENTRATION OF CREDIT RISKS

We sell services and extend credit based on an evaluation of the customer's financial condition, without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. We monitor our exposure for credit losses and maintain allowances for anticipated losses.

REVENUE RECOGNITION

For shipments in transit, Roadway Express records revenue based on the percentage of service completed as of the period end and accrues delivery costs as incurred. In addition, Roadway Express recognizes revenue on a gross basis since the Company is the primary obligor even when the Company uses other transportation service providers who act on their behalf, because the Company is responsible to the customer for complete and proper shipment, including the risk of physical loss or damage of the goods and cargo claims issues. In addition, Roadway Express retains all credit risk. Management believes these policies most accurately reflect revenue as earned.

FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings approximates their fair value due to the short-term nature of these instruments.

CLAIMS AND INSURANCE ACCRUALS

Claims and insurance accruals, both current and long-term, reflect the estimated cost of claims for workers' compensation, cargo loss and damage, property damage and liability that insurance does not cover. We include these costs in claims and insurance expense except for workers' compensation, which is included in salaries, wages, and employees' benefits.

We base reserves for workers' compensation and property damage and liability claims primarily upon actuarial analyses prepared by independent actuaries. These reserves are discounted to present value using a risk-free rate at the date of occurrence. The risk-free rate is the United States (U.S.) Treasury rate for maturities that match the expected payout of such claims. The process of determining reserve requirements utilizes historical trends and involves an evaluation of accident frequency and severity, claims management, changes in health care costs, and certain future administrative costs. The effect of future inflation for costs is implicitly considered in the actuarial analyses. Adjustments to previously established reserves are included in operating results. At December 31, 2003, estimated future payments related to these claims aggregated $175.5 million. The present value of these estimated future payments was $157.6 million at December 31, 2003.

PROPERTY AND EQUIPMENT

Roadway Express carries property and equipment at cost less accumulated depreciation. The values assigned to property and equipment at the date of the acquisition were principally determined by independent, third party appraisers. We compute depreciation using the straight-line method based on the following service lives:

                                     Years
                                    -------
Structures                          10 - 40
Revenue equipment                    5 - 14
Technology equipment and software     3 - 5
Other                                3 - 10
                                    =======

We charge maintenance and repairs to expense as incurred, and capitalize replacements and improvements when these costs extend the useful life of the asset.

Our investment in technology equipment and software consists primarily of advanced customer service and freight management equipment and related software. We capitalize certain costs associated with developing or obtaining internal-use software. Capitalizable costs include external direct costs of materials and services utilized in developing or obtaining the software, payroll, and payroll-related costs for employees directly associated with the project. For the period ended December 31, 2003, the amount capitalized was immaterial to our financial statements.

For the period December 12 through December 31, 2003, depreciation expense was $3.0 million.

IMPAIRMENT OF LONG-LIVED ASSETS

If facts and circumstances indicate that the carrying value of identifiable amortizable intangibles and property, plant and equipment may be impaired, we would perform an evaluation of recoverability in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. If an evaluation were required, we would compare the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount to determine if a write-down is required.

ACQUISITION

In accordance with Statement No. 141, Yellow Roadway allocates the purchase price of its acquisitions to the tangible and intangible assets and liabilities of the acquired entity based on their fair values. Yellow Roadway records the excess purchase price over the fair values as goodwill. The fair value assigned to intangible assets acquired is based on valuations prepared by independent third party appraisal firms using estimates and assumptions provided by management. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets ("Statement No. 142"), goodwill and intangible assets with indefinite useful lives are not amortized but are reviewed at least annually for impairment. An impairment loss would be recognized to the extent that the carrying amount exceeds the assets' fair value. Intangible assets with estimatable useful lives are amortized on a straight-line basis over their respective useful lives.

ROADWAY CORPORATION

On December 11, 2003, Yellow Corporation completed the acquisition of Roadway Corporation and all of its outstanding stock in approximately a half cash, half stock transaction. As part of the transaction, Yellow Corporation changed its name to Yellow Roadway Corporation. In addition, Roadway Corporation became Roadway LLC ("Roadway") and a wholly owned subsidiary of Yellow Roadway. Principal operating subsidiaries of Roadway include Roadway Express and New Penn. Roadway Express is a leading transporter of industrial, commercial and retail goods in the two- to five-day regional and long-haul markets. New Penn is a next-day, ground, less-than-truckload, carrier of general commodities. The acquisition now provides Yellow Roadway with the increased scale, strong financial base and market reach that are necessary to increase shareholder value and enhance customer service. It also has the potential to accelerate the Yellow Roadway strategy of offering a broader range of services for business-to-business transportation decision makers.

Consideration for the acquisition included $494 million in cash and 18.0 million shares of Yellow Roadway common stock, based on an exchange ratio of 1.752 and an average price per share of $31.51, for a total purchase price of $1.1 billion. The purchase price also included approximately $19 million for investment banking, legal and accounting fees that Yellow Roadway incurred to consummate the acquisition, resulting in total cash consideration of $513 million. In addition, by virtue of the merger, Roadway LLC assumed $225.0 million of principal senior notes with a fair value of $248.9 million. The cash portion of the purchase price was funded primarily through a term loan of $175 million under a new credit facility, a private placement of $250 million of 5.0 percent contingent convertible senior notes due 2023 and a private placement of $150 million of 3.375 percent contingent convertible senior notes due 2023. The
18.0 million common shares Yellow Roadway issued were valued based on the simple average of the daily opening and closing trade prices for the period December 9 through December 15, 2003, which represents two days prior and after the date the price was fixed under the terms of the merger agreement.

Prior to the acquisition, Roadway had agreements in place with key management personnel that would require Roadway to pay specific amounts to those individuals upon a change in control of the entity. On December 11, 2003, in conjunction with the closing of the transaction, Roadway paid $15.9 million to the individuals covered by the agreement that would not be joining the new Yellow Roadway organization. This amount was expensed in the pre-acquisition financial statements of Roadway Corporation. The remaining amount covered under the agreement of $10.6 million was placed in a trust account for possible payment to the three individuals that remain Roadway employees. If any of these individuals are terminated within two years and the applicable conditions of their respective agreements are met, they would receive the agreed to payments, and Roadway LLC would recognize an expense for those payments at the time of the triggering event. If termination does not occur within two years, the funds will be released from restriction and reclassified from a long-term asset to cash on the Roadway LLC Consolidated Balance Sheet.

Based on an independent valuation prepared using estimates and assumptions provided by management, Yellow Roadway allocated approximately $496.0 million of the total purchase price of approximately $1.1 billion to Roadway Express as follows:

(in thousands)
--------------
Cash and cash equivalents                           $  60,276
Accounts receivable                                   343,485
Other current assets                                   29,181
Property, plant and equipment                         749,477
Other long-term assets                                  8,440
Intangible assets                                     371,800
Goodwill                                              474,738
Accounts payable and other current liabilities       (533,347)
Note payable to affiliate                            (500,000)
Deferred income taxes, net                           (187,137)
Other long-term liabilities                          (320,869)
                                                    ---------
Total purchase price                                $ 496,044
                                                    =========

As the Roadway acquisition occurred in December 2003, the allocation of the purchase price included in the December 31, 2003 Consolidated Balance Sheet is preliminary and subject to refinement. Although Yellow Roadway does not expect any subsequent changes to have a material impact on its results of operations or amounts allocated to goodwill, such changes could result in material adjustments to the preliminary purchase allocation. The most significant pending items include the following: finalization of independent asset valuation for the Roadway tangible and intangible assets including associated remaining lives; completion of all direct costs associated with the acquisition; updating Roadway personnel information used to calculate the pension benefit obligation; determination of the fair value of tax-related contingencies; calculation of an estimate for certain contractual obligations; and numerous other refinements. Yellow Roadway expects substantially all of the above refinements will be completed by the end of second quarter 2004.

Intangible Assets

Of the $371.8 million allocated to intangibles assets, $307.9 million was assigned to the Roadway trade name and is not subject to amortization. Of the remaining value, $48.9 million and $15.0 million were assigned to customer relationships and software related assets, respectively. Yellow Roadway assigned the customer relationships and software assets a weighted average life of 19 years and 3 years, respectively.

Goodwill

In considering the acquisition of Roadway, Yellow Corporation based its proposed purchase price on the increased value that the combined Yellow Roadway organization could provide to its investors, customers and employees. This value can be attributed to its increased scale and ability to compete in a highly competitive domestic and global transportation marketplace, the reputation and recognition of the distinct brands, and the service capabilities and technologies of both companies. Yellow Roadway recorded $597.1 million in goodwill as part of the acquisition, allocating $474.8 million to Roadway Express and $122.3 million to New Penn. Of the total goodwill recorded, the amount that may be deductible for tax purposes is not material to the results of operations of Yellow Roadway.

GOODWILL AND INTANGIBLES

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. In accordance with Statement No. 142, we do not amortize goodwill and review goodwill at least annually for impairment based on a fair value approach.

The following table shows the amount of goodwill and changes therein:

                                           Foreign Equity
                        December 12,        Translation          December 31,
(in thousands)             2002              Adjustment             2003
----------------------------------------------------------------------------
Goodwill                $  474,738          $     (225)          $  474,513
                        ==========          ==========           ==========

The components of amortizable intangible assets at December 31, 2003, are as follows:

                             Weighted
                             Average          Gross
                               Life          Carrying         Accumulated
(in thousands)               (years)          Amount         Amortization
----------------------------------------------------------------------------
Customer related               19            $ 48,900           $    164
Technology based                3              15,000                256
                                             --------           --------
Intangible assets                            $ 63,900           $    420
                                             ========           ========

Total marketing related intangible assets with indefinite lives were $307.6 million for the period ended December 31, 2003.

Amortization expense for intangible assets, as reflected in our net loss, was $420 thousand for the period December 12 through December 31, 2003. Estimated amortization expense for the next five years is as follows:

(in thousands)                          2004            2005            2006             2007           2008
--------------------------------------------------------------------------------------------------------------
Estimated amortization expense        $ 7,574          $ 7,574        $ 7,318          $ 2,574         $ 2,574
                                      =======          =======        =======          =======         =======

EMPLOYEE BENEFITS

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Qualified and Nonqualified Defined Benefit Pension Plans

Roadway Express sponsors qualified and nonqualified defined benefit pension plans for most employees not covered by collective bargaining agreements (approximately 6,000 employees). Qualified and nonqualified pension benefits are based on years of service and the employees' covered earnings. Employees covered by collective bargaining agreements participate in various multi-employer pension plans to which Roadway Express contributes, as discussed later in this section. Additionally, beginning January 1, 2004, all new nonunion employees will participate in a new defined contribution retirement plan. The existing Roadway Express defined benefit pension plan will be closed to new participants.

Our funding policy is to target contributions at the minimum required tax-deductible contribution for the year while taking into consideration each plan's funded status, any variable Pension Benefit Guarantee Corporation premiums and the outlooks for required funding. Our actuarial valuation measurement date for our principal pension plans and post retirement benefits plan is December 31.

Other Postretirement Benefit Plan

Roadway Express sponsors a postretirement healthcare benefit plan that covers non-union employees of Roadway Express hired before February 1, 1997. Health care benefits under this plan end when the participant attains age 65.

Definitions

We have defined the following terms to provide a better understanding of our pension and other postretirement benefits:

Projected benefit obligation: The projected benefit obligation is the present value of future benefits to employees attributed to service as of the measurement date, including assumed salary increases.

Plan assets: Represents the assets currently invested in the plans. Assets used in calculating the funded status are measured at the current market value at December 31.

Funded status: The funded status represents the difference between the projected benefit obligation and the market value of the assets.

Net amount recognized: The net amount recognized represents the amount accrued by Roadway Express for pension costs.

Unfunded accumulated benefit obligation: The accumulated benefit obligation is the present value of future benefits attributed to service as of the measurement date, assuming no future salary growth. The unfunded accumulated benefit obligation represents the difference between the accumulated benefit obligation and the fair market value of the assets.

Accumulated postretirement benefit obligation: The accumulated postretirement benefit obligation is the present value of other postretirement benefits to employees attributed to service as of the measurement date.

Funded Status

The following table sets forth the plans' funded status for the period December 12 through December 31, 2003:

                                                                                       Other
                                                                                   Postretirement
(in thousands)                                               Pension Benefits         Benefits
-------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at December 12, 2003                         $  455,289          $  52,934
Service cost                                                         1,190                109
Interest cost                                                        1,454                169
Benefits paid                                                       (5,119)              (136)
                                                                ----------          ---------
Benefit obligation at December 31, 2003                         $  452,814          $  53,076
                                                                ==========          =========
CHANGE IN PLAN ASSETS:
Fair value of plan assets at December 12, 2003                  $  280,601          $       -
Actual return on plan assets                                         7,574                  -
Employer contributions                                                   -                134
Benefits paid                                                       (5,119)              (134)
                                                                ----------          ---------
Fair value of plan assets at December 31, 2003                  $  283,056          $       -
                                                                ==========          =========
FUNDED STATUS:
Funded status                                                   $ (169,757)         $ (53,076)
Unrecognized net actuarial gain                                     (6,309)                (2)
                                                                ----------          ---------
Net amount recognized                                           $ (176,066)         $ (53,078)
                                                                ==========          =========

Benefit Plan Obligations

Amounts recognized for the benefit plan liabilities in the Consolidated Balance Sheet at December 31, 2003 are as follows:

                                                                     Other
                                                                 Postretirement
(in thousands)                                Pension Benefits      Benefits
-------------------------------------------------------------------------------
(Accrued) benefit costs                         $ (176,066)         $(53,078)
                                                ----------          --------
Net amount recognized                           $ (176,066)         $(53,078)
                                                ==========          ========

Weighted average actuarial assumptions used to determine benefit obligations at December 31, 2003:

                                                                               Other
                                                                           Postretirement
                                                     Pension Benefits         Benefits
-----------------------------------------------------------------------------------------
Discount rate                                              6.25%               6.25%
Rate of increase in compensation levels                    3.25%                  -
                                                           ====                ====

Information for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2003:

(in thousands)
----------------------------------------------------------
Projected benefit obligation                     $ 452,814
Accumulated benefit obligation                     376,584
Fair value of plan assets                          283,056
                                                 =========

Plan assets by category

Plan assets as a percentage of total plan assets at December 31, 2003 are as follows:

Asset Category
-------------------------------------------
Equity securities                      70%
Debt securities                        30%
                                      ---
     Total                            100%
                                      ===

Our investment policies are based on target asset allocations. We review our pension portfolio periodically and rebalance when significant differences occur from target. Target asset allocations are as follows:

Small-cap U.S. equities          12.5%
Mid-cap U.S. equities            12.5%
Large-cap U.S. equities          25.0%
International equities           15.0%
Fixed-income securities          35.0%
                                -----
     Total                      100.0%
                                =====

Contributions

We expect to contribute approximately $20 million to our pension plans in 2004.

Pension and Other Postretirement Costs

The components of our net periodic pension and other postretirement costs from the date of acquisition through December 31, 2003 were as follows:

                                                                                                           Other
                                                                                                       Postretirement
(in thousands)                                                                    Pension Costs            Costs
---------------------------------------------------------------------------------------------------------------------
Service cost                                                                        $  1,190               $ 109
Interest cost                                                                          1,454                 169
Expected return on plan assets                                                        (1,266)                  -
                                                                                    --------               -----
Net periodic pension cost                                                           $  1,378               $ 278
                                                                                    ========               =====
Weighted average assumptions for the period ended December 31:
Discount rate                                                                           6.75%               6.25%
Rate of increase in compensation levels                                                 3.25%                  -
Expected rate of return on assets                                                       8.50%                  -
                                                                                    ========               =====

We developed the expected long-term rate of return on assets assumption by considering the historical returns and the future expectations for returns of each asset class, as well as the target asset allocation of the pension portfolio. We believe our 2003 expected rate of return of 8.5 percent accurately represents our investment portfolio that has performed to this level over time. In accordance with our policy on establishing the long-term rate of return, we have increased the rate of return to 8.75 percent as a result of the acquisition by Yellow Corporation and the combined portfolio of both entities in determining the 2004 pension expense.

Other Postretirement Benefit Plans

Assumed health care cost trend rates at December 31, 2003 are as follows:

Health care cost trend used in the current period                                         11.5%
Health care cost trend rate assumed for next year                                         10.5%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)          5.0%
Year that the rate reaches the ultimate trend rate                                        2010
                                                                                         =====

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The policy of Roadway Express regarding the management of health care costs passes the increase beyond a fixed threshold to the plan participants. As a result, a one percentage point increase in the assumed health care cost trend rate would have no effect on the accumulated postretirement benefit obligation or the service and the interest cost components. A one-percentage-point decrease in assumed health care cost trend rates would have the following effects:

(in thousands)
--------------------------------------------------------------
Effect on total of service and interest cost          $    618
Effect on postretirement benefit obligation              5,938
                                                      ========

MULTI-EMPLOYER PLANS

Roadway Express contributes to multi-employer health, welfare and pension plans for employees covered by collective bargaining agreements (approximately 75 percent of total employees). The largest of these plans, the Central States Southeast and Southwest Areas Pension Plan (the "Central States Plan") provides retirement benefits to approximately 54 percent of our total employees. The amounts of these contributions are determined by contract and established in the agreements. The health and welfare plans provide health care and disability benefits to active employees and retirees. The pension plans provide defined benefits to retired participants. We recognize as net pension cost the required contribution for the period and recognize as a liability any contributions due and unpaid. Roadway Express contributed and charged to expense the following amounts to these plans from the date of acquisition through December 31, 2003:

(in thousands)
--------------------------------------------------
Health and welfare                        $  8,124
Pension                                      9,757
                                          --------
Total                                     $ 17,881
                                          ========

Under current legislation regarding multi-employer pension plans, a termination, withdrawal or partial withdrawal from any multi-employer plan in an under-funded status would render us liable for a proportionate share of such multi-employer plans' unfunded vested liabilities. This potential unfunded pension liability also applies to our unionized competitors who contribute to multi-employer plans. Based on the limited information available from plan administrators, which we cannot independently validate, we believe that our portion of the contingent liability in the case of a full withdrawal or termination would be material to our financial position and results of operations. Roadway Express has no current intention of taking any action that would subject it to obligations under the legislation.

Roadway Express has collective bargaining agreements with its unions that stipulate the amount of contributions it must make to union-sponsored, multi-employer pension plans. The Internal Revenue Code and related regulations establish minimum funding requirements for these plans. If any of these plans, including (without limitation) the Central States Plan, fail to meet these requirements and the trustees of these plans are unable to obtain waivers of the requirements from the Internal Revenue Service ("IRS") or reduce pension benefits to a level where the requirements are met, the IRS could impose an excise tax on all employers participating in these plans and require contributions in excess of our contractually agreed upon rates to correct the funding deficiency. If an excise tax were imposed on the participating employers and additional contributions required, it could have a material adverse impact on the financial results of Roadway Express.

401(k) SAVINGS PLANS

Roadway Express sponsors defined contribution plans, primarily for employees not covered by collective bargaining agreements. The plans principally consist of a contributory 401(k) savings plan and a noncontributory profit sharing plan. The 401(k) savings plan provides a fixed matching percentage of 100 percent of the first four and a half percent of an eligible employee's contributions. We provide the entire matching component of the Roadway Express plans with Yellow Roadway common stock. Contributions for the period December 12 through December 31, 2003 were not material to our operations.

Our employees covered under collective bargaining agreements can also participate in a contributory 401(k) plan. We do not make employer contributions to the plan on their behalf.

DEBT AND FINANCING

On December 10, 2003, Roadway Express executed a $500 million ten-year Promissory Note to Roadway Corporation (subsequently renamed Roadway LLC), accruing interest at the rate of 8.25 percent. Interest is due and payable quarterly, and the principal is due at maturity. All amounts were outstanding at December 11, 2003 and December 31, 2003. The fair value of this debt approximates its carrying value at December 31, 2003.

At December 31, 2003, Reimer had a $10.0 million secured revolving line of credit available with no outstanding borrowings. In the first quarter of 2004, we closed the facility.

INCOME TAXES

Deferred income taxes are determined based upon the difference between the book and the tax basis of our assets and liabilities. Deferred taxes are recorded at the enacted tax rates expected to be in effect when these differences reverse. The deferred tax liabilities (assets) were not materially different at December 12, 2003 compared to the deferred tax liabilities (assets) comprised of the following at December 31, 2003:

(in thousands)
-------------------------------------------
Depreciation                      $ 170,159
Employee benefits                    28,654
Intangibles                         144,436
Other                                   (89)
                                  ---------
  Gross tax liabilities           $ 343,160
                                  ---------
Claims and insurance              $ (60,427)
Employee benefits                  (109,053)
Other                                (1,631)
Valuation allowance                   2,032
                                  ---------
  Gross tax assets                $(169,079)
                                  ---------

Net tax liability                 $ 174,081
                                  =========

At December 31, 2003, the Company has approximately $5.9 million of foreign net operating loss carry forwards, which have expiration dates ranging from 2009 to 2013. For financial reporting purposes, a valuation allowance of $2.0 million has been recognized to offset the deferred tax assets relating to all foreign net operating loss carry forwards.

We have a tax sharing agreement with Yellow Roadway Corporation that requires us to share in its consolidated tax burden based on our respective share of taxable income or losses relative to Yellow Roadway Corporation's other subsidiaries. In addition, we retain any respective tax credits related to our operations.

A reconciliation between income taxes at the federal statutory rate and the consolidated effective tax rate from our net loss for the period December 12 through December 31, 2003 is as follows:

Federal statutory rate                                        35.0%
State income taxes, net                                        3.0
Nondeductible business expenses                               (1.6)
Foreign tax credit and rate differential                      (1.0)
Other, net                                                    (0.1)
                                                              ----
Effective tax rate                                            35.3%
                                                              ====

The income tax benefit for the period December 12 through December 31, 2003 consisted of the following:

(in thousands)
--------------------------------------------------------------------------------------
Current:
U.S federal                                                                  $  (1,856)
State                                                                             (338)
Foreign                                                                             16
                                                                             ---------
Current income tax benefit                                                   $  (2,178)
                                                                             ---------

Deferred:
U.S federal                                                                  $    (537)
State                                                                              (53)
Foreign                                                                           (212)
                                                                             ---------
Deferred income tax benefit                                                  $    (802)
                                                                             ---------
Income tax benefit                                                           $  (2,980)
                                                                             ---------
Based on the loss before income taxes:
Domestic                                                                     $  (7,604)
Foreign                                                                           (830)
                                                                             ---------
Loss from operations before income taxes                                     $  (8,434)
                                                                             =========

COMMITMENTS, CONTINGENCIES, AND UNCERTAINTIES

Roadway Express incurs rental expenses under noncancelable lease agreements for certain buildings and operating equipment. Rental expense is charged to operating expense and supplies on the Statement of Consolidated Operations. Actual rental expense, as reflected in our net loss, was $2.9 million for the period December 12 through December 31, 2003.

We utilize certain terminals and equipment under operating leases. At December 31, 2003, we were committed under noncancelable lease agreements requiring minimum annual rentals payable as follows:

(in thousands)                            2004          2005            2006         2007           2008          Thereafter
----------------------------------------------------------------------------------------------------------------------------
Minimum annual rentals                   $40,394      $ 27,931        $18,527       $13,523        $ 9,023         $ 10,865
                                         -------      --------        -------       -------        -------         --------

We expect in the ordinary course of business that leases will be renewed or replaced as they expire. Projected 2004 net capital expenditures are expected to be $80 to $85 million, of which $12 million was committed at December 31, 2003.

Roadway Express is involved in litigation or proceedings that arise in ordinary business activities. We insure against these risks to the extent deemed prudent by our management, but no assurance can be given that the nature and amount of such insurance will be sufficient to fully indemnify us against liabilities arising out of pending and future legal proceedings. Many of these insurance policies contain self-insured retentions in amounts we deem prudent. Based on our current assessment of information available as of the date of these financial statements, we believe that our financial statements include adequate provisions for estimated costs and losses that may be incurred with regard to the litigation and proceedings to which we are a party.

Tax Matters

Roadway Express is responsible for certain federal tax obligations under a tax sharing agreement with its former parent corporation. The former parent of Roadway Express, Caliber System, Inc. (which subsequently was acquired by FDX Corporation, a wholly owned subsidiary of FedEx Corporation), is involved in tax litigation with the IRS for tax years 1994 and 1995, years prior to Caliber System, Inc.'s spin-off of Roadway. The IRS has proposed substantial adjustments for these tax years for multi-employer pension plan deductions. FedEx Corporation filed a petition challenging the IRS's position, and this matter is presently in litigation. We are unable to predict the ultimate outcome of this matter; however, the former parent of Roadway Express intends to vigorously contest these proposed adjustments.

Under tax sharing agreements entered into by Roadway Express and its former parent at the time of the spin-off, Roadway LLC, a wholly owned subsidiary of Yellow Roadway Corporation and successor in interest to Roadway Corporation, is obligated to reimburse its former parent for any additional taxes and interest that related to Roadway Express business prior to the spin-off. The amount and timing of any payments is dependent on the ultimate resolutions of the former parent's disputes with the IRS and the determination of the nature and extent of the obligations under the tax sharing agreement. On January 16, 2003, Roadway Express made a $14 million payment to its former parent under the tax sharing agreement for taxes and interest related to certain of the proposed adjustments for tax years 1994 and 1995.

We estimate the maximum remaining payments that may be due to the former parent of Roadway Express to be approximately $19 million in additional taxes and $5 million in related interest, net of tax benefit. We have established specific reserves with respect to these proposed adjustments. There can be no assurance, however, that the amount or timing of any liability of Roadway LLC to the former parent of Roadway Express will not have a material adverse effect on the financial position of Roadway Express.

In addition, Roadway LLC, as successor in interest to Roadway Corporation, has a similar tax issue in each of its subsequent income tax returns and the IRS has made additional claims for taxes for tax years 1996 through 2000. The outcome of these proposed adjustments is dependent upon the outcome of the existing tax litigation. We estimate that the potential taxes and interest, net of tax effect, for all years subsequent to 1995 are approximately $10 million and $3 million, respectively.

Environmental Matters

Remediation costs are accrued based on estimates of known environmental remediation exposure using currently available facts, existing environmental permits and technology and presently enacted laws and regulations. Our estimates of costs are developed based on internal evaluations and, when necessary, recommendations from external environmental consultants. These accruals are recorded when it is probable that we will be obligated to pay amounts for environmental site evaluation, remediation or related costs, and the amounts can be reasonably estimated. If the obligation can only be estimated within a range, we accrue the minimum amount in the range. These accruals are recorded even if significant uncertainties exist over the ultimate cost of the remediation. Where we have been identified as a potentially responsible party in a U.S. federal "Superfund" site, we accrue our share of the estimated remediation costs of the site based on the ratio of the estimated volume of waste contributed to the site by us to the total volume of waste at the site.